Via Edgar

March 16, 2009

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Cherokee Inc.
Form 10-K for fiscal year ended February 2, 2008
Filed April 17, 2008
File No. 000-18640

Dear Mr. Reynolds:

This letter is being filed by Cherokee Inc. (“Cherokee”) in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on a conference call on March 12, 2009, in connection with previous communications pertaining to the Staff’s initial letter to Cherokee dated December 9, 2008 and the subsequent letter to Cherokee dated January 8, 2009 (together, the “Comment Letter”) regarding Cherokee’s above-referenced periodic report as well as Cherokee’s Schedule 14A, filed on May 12, 2008.

In response to these comments, Cherokee proposes to revise the disclosure in its future filings on Form 10-K and Form 10-Q as described below.

The following disclosure will be incorporated in each of the following portions of future filings: (a) Note 2, Summary of Significant Accounting Policies, to the consolidated financial statements included in Form 10-K; (b) Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis included in Form 10-K; and (c) Note 2, Summary of Significant Accounting Policies, to the condensed consolidated financial statements included in Form 10-Q:

“Revenue Recognition

Revenues from royalty and finders agreements are recognized when earned by applying contractual royalty rates to quarterly point of sale data received from our licensees. Our royalty recognition policy provides for recognition of royalties in the quarter earned, although a large portion of such royalty payments are actually received during the month following the end of a quarter.  Revenues are not recognized unless collectability is reasonably assured.  Royalty agreements that account for the majority of our historical revenues are structured to provide royalty rate reductions once certain cumulative levels of sales are achieved by our licensees.  Revenue is recognized by applying the reduced contractual royalty rates prospectively to point of sale data as required sales thresholds are exceeded.  The royalty rate reductions do not apply retroactively to sales since the beginning of the fiscal year, and as a consequence such royalty rate reductions do not impact previously recognized royalty revenue.

As a result, our royalty revenues from our licensees’ retail sales of branded products are highest at the beginning of each fiscal year and decrease in each fiscal quarter as licensees reach certain retail sales thresholds contained in their respective license agreements.  Therefore, the amount of royalty revenue we recognize in any quarter is dependent on the retail sales of branded products in such quarter and the royalty rate in effect after considering the cumulative level of retail sales.  Historically, this has caused our first quarter to be our highest revenue and profitability quarter; our second quarter to be our next highest quarter, and our third and fourth quarters to be our lowest quarters.  The amount of the royalty rate reductions and the level of retail sales at which they are achieved vary in each licensing agreement.”

The following language (adjusted as appropriate to address actual results in future periods) will be incorporated in the Results of Operations section of Management’s Discussion and Analysis included in Form 10-Q for the First Quarter:

“Revenues during the First Quarter benefitted from higher royalty rates applied under our contracts with Tesco and Target during the period because the cumulative retail sales during the fiscal year had not exceeded the thresholds for reduced royalty rates.”

The following language (adjusted as appropriate to address actual results in future periods) will be incorporated in the Results of Operations section of Management’s Discussion and Analysis included in Form 10-Q for Cherokee’s Second and Third Quarters, as applicable, based on actual results:

“Revenues during the [Second/Third] Quarter were lower than the previous quarter primarily as a result of lower contractual royalty rates being applied to the quarterly retail sales for Tesco and Target.  These lower contractual royalty rates were applied due to the attainment by these licensees of contractually specified cumulative levels of retail sales during the current fiscal year.”

In addition, and per your request, Cherokee hereby acknowledges that:

•                  Cherokee is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Cherokee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions should be directed to Russell J. Riopelle, CFO, at (818) 908-9868 ext 325 or by fax at (818) 908-9191.

Thank you for your assistance in this matter.

Sincerely,

Cherokee Inc.

/s/ Robert Margolis	/s/ Russell J. Riopelle
Robert Margolis	Russell J. Riopelle
Chief Executive Officer	Chief Financial Officer

cc:	Cherokee’s Audit Committee (Mr. Jess Ravich, Mr. Keith Hull, Mr. Dave Mullen)
Scott Stanton, Morrison & Foerster LLP
Martin Hughes, Moss Adams LLP